Filed by Texas United Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Gateway Holding Company, Inc.

Commission File No. 000-49928

202 West Colorado ♦ P.O. Box B

La Grange, Texas 78945

News Release

TEXAS UNITED BANCSHARES AND

GATEWAY NATIONAL BANK

ANNOUNCE MERGER AGREEMENT

LA GRANGE, Texas, May 2, 2005 — Texas United Bancshares, Inc. (NASDAQ: TXUI) and Gateway Holding Company, Inc. (“Gateway”), parent of Gateway National Bank of Dallas, announced today the signing of a definitive agreement providing for the merger of Gateway into Texas United.

Under the terms of the merger agreement, shareholders of Gateway will receive, for each share of Gateway common stock they own, a number of shares of Texas United common stock with an aggregate market value equal to $35.48, plus $15.20 in cash. The market value of the Texas United common stock will be based on the average trading price of the Texas United common stock for the 20 consecutive trading days ending on and including the tenth trading day preceding the closing date.

The transaction is expected to be accretive to earnings in the fourth quarter of 2006.

MERGER RATIONALE:

•	Strategically located in the high growth Dallas/Fort Worth market
•	Attractive core deposit franchise
•	Significant anticipated earnings improvement given Gateway’s asset sensitive balance sheet

TRANSACTION SUMMARY:

•	Total consideration: $41.0 million
•	Price/book: 3.29x
•	Price/tangible book: 3.29x

•	Price/2004 earnings: 36.84x
•	Price/2005 annualized earnings: 29.90x
•	Price/assets: 19.76%
•	Deposit premium: 15.85%

Gateway National Bank has operated in the Dallas area since 1982 and currently has 6 Dallas area locations—Dallas, Frisco, Frisco West, Mesquite, Balch Springs and Carrolton.

At March 31, 2005, Gateway had, on a consolidated basis, total assets of $207 million and deposits of $180 million. On a pro forma basis as of March 31, 2005, the merger would increase Texas United’s assets to approximately $1.4 billion with 33 full-service banking centers, 20 in greater central and south central Texas and 13 in the Dallas/Fort Worth metroplex.

Consistent with Texas United’s decentralized model and emphasis on relationship banking, Gateway National Bank will continue to operate as a separate subsidiary of Texas United, retaining its name and board of directors, with the addition of L. Don Stricklin, Ervan Zouzalik and Riley C. Peveto as directors of Gateway National Bank. In addition, Joe L. Halpain and Joseph A. Hargis, Sr., each a director of Gateway and Gateway National Bank, will become directors of Texas United upon consummation of the merger and W. Gene Payne, President and CEO of Gateway, will become an advisory director of Texas United.

L. Don Stricklin, President and CEO of Texas United, commented, “The Gateway merger represents a continuation of our strategy to expand into high-growth suburban markets in major metropolitan areas of Texas. Gateway blends well with our community banking philosophy and focus on customer relationships and has a solid reputation in the small to medium-sized business market, which fits nicely with our lending culture.”

W. Gene Payne, President and CEO of Gateway and Gateway National Bank, added, “We are pleased by the opportunities this merger will present to expand on the strong base we have established in the Dallas area. The merger with Texas United will provide a wider array of product offerings, capital for additional branch expansion and liquidity for our shareholders. We believe our employees, our customers and our shareholders will benefit from the synergies created in this merger.”

The merger is expected to be completed in the fourth quarter of 2005, subject to customary closing conditions, including regulatory approval, approval by the shareholders of both Gateway and Texas United and other conditions set forth in the merger agreement.

ABOUT TEXAS UNITED

Texas United Bancshares, Inc. is a registered financial holding company listed on the NASDAQ National Market under the symbol “TXUI”. Texas United operates through two wholly-owned subsidiary banks, State Bank and GNB Financial, n.a., and offers a complete range of banking services through 20 full-service State Bank banking centers located in the greater central and south central Texas areas and seven full-service GNB Financial banking centers located in Cooke, Denton and Ellis counties in Texas. In addition, State Bank has 18 mortgage loan production offices located in Houston, San Antonio and Austin through the Bank and its wholly-owned subsidiary, Community Home Loan, Inc.

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In connection with the proposed merger of Gateway into Texas United, Texas United will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Texas United’s common stock to be issued to the shareholders of Gateway. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of Gateway and the shareholders of Texas United seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TEXAS UNITED, GATEWAY AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus may also be obtained by directing a request by telephone or mail to Texas United Bancshares, Inc., 202 West Colorado St., La Grange, Texas 78945, Attn: Investor Relations. Texas United’s telephone number is (979) 968-8451.

The directors, executive officers, and certain other members of management of Texas United and Gateway may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about Texas United’s directors, executive officers and members of management, shareholders are asked to refer to the most recent proxy statement issued by Texas United, which is available on its web site and at the address provided in the preceding paragraph.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This release, other written materials, and statements management may make, may contain certain forward-looking statements regarding Texas United’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Texas United intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities

Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements are based on certain assumptions and describe future plans, strategies, and expectations of Texas United. Texas United’s ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release: the ability of the companies to obtain the required shareholder or regulatory approvals for the merger; the ability of the companies to consummate the merger; the ability of Texas United to raise the funds necessary to complete the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues or the ability to realize them on a timely basis; a change in general business and economic conditions; changes in the interest rate environment, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services.

All written or oral forward-looking statements are expressly qualified in their entirety by these cautionary statements. Please also read the additional risks and factors described from time to time in Texas United’s reports and registration statements filed with the Securities and Exchange Commission. Texas United undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

For further information, please contact Don Stricklin, Chief Executive Officer of Texas United Bancshares, at 979-968-7214.